FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
This Report on Form 6-K is being filed for purposes of providing Diana Shipping Inc.’s (the “Company”) stockholders with additional information regarding the Company’s previously announced dividend on its common stock in the amount of $0.15 per share, which will be paid in shares of the Company’s common stock. The number of shares issued as a result of the dividend will be calculated based upon the closing price of the Company’s common stock on the New York Stock Exchange on November 28, 2023.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-256791 and 333-266999) that were filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021 and September 16, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: November 24, 2023	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Chief Financial Officer